METABASIS THERAPEUTICS, INC.

11119 North Torrey Pines Road

La Jolla, California 92037

May 28, 2008

VIA EDGAR AND FACSIMILE

Bryan J. Pitko, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mailstop 6010

100 F Street, NE

Washington, D.C.  20549

Re:	Metabasis Therapeutics, Inc.
Form S-3 Registration Statement (File No. 333-150806)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on May 30, 2008 or as soon thereafter as is practicable.

The undersigned registrant hereby acknowledges that:  should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

METABASIS THERAPEUTICS, INC.

By:	/s/ Paul K. Laikind
Paul K. Laikind, Ph.D.
President and Chief Executive Officer